UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   COLLEY, GERALD R
   625 BAY VISTA


   SEABROOK, TX  77586
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   SENIOR VICE PRESIDENT,
   INTERNATIONAL
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     12,833         D  Direct
Common Stock                                                                                     1,270          I  401(k) Plan
Common Stock                                                                                     814            I  ESOP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $7.1023                                                                                 01/04/03
(right to buy)
Non-Qualified Stock Option     $7.4574                                                                                 10/19/02
(right to buy)
Non-Qualified Stock Option     $7.5995                                                                                 12/08/03
(right to buy)
Non-Qualified Stock Option     $9.4461                                                                                 01/23/05
(right to buy)
Non-Qualified Stock Option     $12.1449                                                                                01/22/06
(right to buy)
Non-Qualified Stock Option     $16.5000                                                                                07/15/08
(right to buy)
Non-Qualified Stock Option     $18.8125                                                                                05/13/07
(right to buy)
Non-Qualified Stock Option     $21.9375                                                                                01/23/07
(right to buy)
Phantom Stock Units (1)                        01/01/98       A         255
Phantom Stock Units (1)                        08/31/98       A         7
Phantom Stock Units (1)                        09/15/98       A         55
Phantom Stock Units (1)                        09/30/98       A         55
Phantom Stock Units (1)                        10/15/98       A         53
Phantom Stock Units (1)                        10/31/98       A         54
Phantom Stock Units (1)                        11/15/98       A         51
Phantom Stock Units (1)                        11/30/98       A         53
Phantom Stock Units (1)                        12/15/98       A         67
Phantom Stock Units (1)                        12/31/98       A         91

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option               Common Stock                   880                       880           D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,320                     1,320         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   4,400                     4,400         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   17,600                    17,600        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   13,200                    13,200        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   44,000                    44,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   40,000                    40,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   7,500                     7,500         D   Direct
(right to buy)
Phantom Stock Units (1)        01/01/98  Common Stock                   255           $20.6250                  D   Direct
Phantom Stock Units (1)        08/31/98  Common Stock                   7             $12.2250                  D   Direct
Phantom Stock Units (1)        09/15/98  Common Stock                   55            $10.9281                  D   Direct
Phantom Stock Units (1)        09/30/98  Common Stock                   55            $11.0156                  D   Direct
Phantom Stock Units (1)        10/15/98  Common Stock                   53            $11.3781                  D   Direct
Phantom Stock Units (1)        10/31/98  Common Stock                   54            $11.1375                  D   Direct
Phantom Stock Units (1)        11/15/98  Common Stock                   51            $11.7688                  D   Direct
Phantom Stock Units (1)        11/30/98  Common Stock                   53            $11.4844                  D   Direct
Phantom Stock Units (1)        12/15/98  Common Stock                   67            $8.9781                   D   Direct
Phantom Stock Units (1)        12/31/98  Common Stock                   91            $6.6531     873           D   Direct

Explanation of Responses:

(1)
1-for-1
-
The ESOP security holdings reflected in Table I are as of December 31, 1997 as the allocation of these securities for the year ended
 December 31, 1998 has not been completed as of the date of this filing but will be provided on an Amended Form 5 as soon as the information becomes available.

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez
    For: Gerald R. Colley
DATE